ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

4 July 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA




05009901

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pp K. Callaghan

Andrew Geddes
Investor & Media Relations Manager

encl



ventracor

the heart company

Australian market update

JULY 2005

05

Forward looking statements


ventracor
the heart company

This presentation contains forward looking statements included in these materials which involve subjective judgment and analysis and are subject to significant uncertainties, risks, and contingencies, many of which are outside the control of, and are unknown to Ventracor Limited (Ventracor") and any of its subsidiary companies. In particular, they speak only as of the date of these materials, they assume the success of Ventracor's business strategies, and are subject to significant regulatory, business, competitive and economic uncertainties and risks. No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including Ventracor). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statement will be achieved. Actual future events may vary materially from the forward looking statements and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward looking statements. Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, Ventracor disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in these materials to reflect any change in expectations in relation to any forward looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in these materials shall under any circumstances create an implication that there has been no change in the affairs of Ventracor since the date of these materials.

05

Agenda


ventracor
the heart company

- Ventracor and the market for the VentrAssist device
  - Leading 3rd generation technology
  - Significant and developing market
  - Demand for solutions significantly outstripping supply
- Progress in commercialisation and achieving revenues
  - US – regulatory approvals, revenues imminent
  - Europe – moving closer to CE Mark approval
  - In-house manufacturing capability in place
- Building on competitive strengths
- Closing remarks.

05

VentrAssist - a leading 3G technology


ventracor
the heart company

- Leading technology with competitive strengths
  - Frictionless, hydrodynamic rotor suspension
    - no mechanical wear for long term pump life
    - suitable for Destination Therapy market
  - Very low thrombosis risk, insignificant hemolysis
  - Diamond like carbon coating for low platelet activation and adhesion
- Centrifugal design has inherent flow regulation
- Small size
- In-house manufacturing capability established
- World class quality systems are in place
- Intellectual property position is very strong.



05

Significant, established market


ventracor
the heart company

- Heart failure is the No. 1 killer in the USA
  - >5M Americans suffer from congestive heart failure,
  - >500k new diagnoses annually
  - > 27,000 Americans could benefit from a new heart
  - but only 2,500 annual heart transplants and declining
- Thoratec (NASD: THOR) has established the US market
  - ~ $80million FY04 revenues from cardiac assist products
  - Paved US regulatory road – reimbursements allowed during trials
  - Educated and informed medical establishment
  - Set market pricing ~ US$60,000 average sale price per unit.

05

Shortfall of solutions for heart failure


ventracor
the heart company

- Existing technology can not fulfil market requirements -
  - Bridge-to-Transplant (BTT) market ~3,500 potential patients annually
  - Destination Therapy (DT) market > 27,000 potential patients annually
- Thoratec averages > 1,400 implants annually – mainly BTT
  - Has achieved only 158 DT implants as at Dec 2004
- Thoratec has not yet implanted a 3rd generation device
- In Destination Therapy only one device (Thoratec) is approved in the USA
  - DT market is wide open
  - Current devices / technology considered inadequate.

05

VCR's progress – US feasibility

ventracor
the heart company

- FDA approval to enrol US patients in feasibility study granted
- Start of feasibility study involving 10 patients. First implant imminent
  - Device and procedure costs reimbursed under Medicare
  - Average reimbursement anticipated US$125,000-130,000 for total procedure
- Bridge-to-Transplant (BTT) Pivotal Trial ~ 90 patients
- Destination Therapy (DT) Pivotal Trials > 100 patients
- Trials to be run by Columbia University Medical Center International Center for Health Outcomes and Innovation Research (InCHOIR) NY
  - InCHOIR also conducted REMATCH - Thoratec's successful DT trial.

05

US expansion program on track


ventracor
the heart company

- Building US infrastructure
  - Highly experienced and well regarded US-based Chief Operating Officer Peter Crosby is making significant achievements
  - Experienced staff being recruited
- Relationships established with key US hospitals and industry leaders
- Principal Investigator Professor Eric Rose of Columbia University
- Columbia University (New York, NY)
- University of Maryland (Baltimore, MD)
- University of Minnesota (Minneapolis, MN)
- University of Pittsburgh Medical Center (UPMC, Pittsburgh, PA)
- One other site [TBA].

05

First EU implant, CE approval closer


ventracor
the heart company

- Objective is to acquire clinical evidence to support successful application for European regulatory approval
- First European patient received a successful implant in May 2005
- Back at home four weeks later

  "His quality of life has been transformed with the VentrAssist and he can safely go home to wait for a suitable donor heart and have a heart transplant. We are very excited to be involved with this clinical trial so far, we have been most impressed by the device." -- Dr Steven Tsui, Chief Medical Investigator, Papworth Hospital, UK

- Additional European centres will accelerate patient enrolment
- Disciplined expansion of implant program in Europe
  - Rikshospitalet in Oslo, Norway is ready to enrol first patient
  - Relationships established with major German transplant centers.

05

Benefits of in-house manufacturing

ventracor
the heart company

- Ventracor will soon have total control of all critical manufacturing processes
  - A key requirement for FDA approval
  - Reducing time and costs to manufacture
  - Certainty of supply
  - Quality control and risk management.

05

Building on competitive strengths


ventracor
the heart company

- First 3rd generation centrifugal pump in US trials
  - Now also developing the next generation of pumps and controllers
- Growing body of good clinical evidence and experience
  - 27 implants in total to date
    - Reducing clinical and business risks
    - Building confidence among competent cardiologists and surgeons in Australia, New Zealand, UK and USA.
- In house manufacturing capability
- Seasoned, capable management team
  - Setting aggressive targets
  - Rapid execution of business plan
  - Tight management of strong cash position.

05

VCR well positioned vs competitors


ventracor
the heart company

ONLY TWO 3G PLAYERS WITH CLINICAL EXPERIENCE ARE LISTED COMPANIES

Company	World Heart	Thoratec	Berlin Heart	Heartware	Arrow Int'l	Terumo	Ventracor
3rd generation centrifugal product	√	√		√	√	√	√
3rd generation axial flow product			√				
Number of implants	0	0	>150	0	5	14	27
US approved 3rd generation product	-	-	-	-	-	-	-
EU approved 3rd generation product			√				
3rd generation clinical experience			√			√	√
Public company	√	√		√	√	√	√

Achieving aggressive targets


ventracor
the heart company

1998	VentrAssist Project Established
2003	First human implant
1Q2005	FDA grants conditional approval for feasibility study US beach head established Team recruited 5 centres for feasibility trial engaged
2Q2005	First European implant, bringing total to 27 implants globally
3Q2005	First US implant anticipated Category B classification - reimbursement possible for all patients
2006	CE Mark approval anticipated, European marketing starts.

05

Liquid, S&P/ASX 200 stock


ventracor
the heart company

Shares on issue:	193.37 million
No of shareholders:	20,000
Share price:	A$1.32 (1 July 2005)
Market cap:	A$265 million
Index inclusion:	S&P / ASX 200 (ASX: VCR)
Cash:	A$33million (30 June 2005)
Analyst coverage:	Scott Power (ABN AMRO Morgans Australia)
	Jocelyn Laurence (Foster Stockbroking Sydney)
	John Kessell (Aegis Equities Research).

05

Summary

ventracor
the heart company

- The VentrAssist LVAD is a 3rd generation centrifugal device
  - Significant product competitive advantages
  - Implanted in 27 patients (nine as part of pilot trial)
  - Robust design with repeatable patient care protocols developed
  - Strong IP position
- Target market is significant with room for multiple players
- Commercialisation of VentrAssist is progressing quickly
  - FDA approval to implant in US patients as part of feasibility study
  - US beachhead now established
  - First US revenues anticipated in 2006 with clinical trials
  - First European implant brings VCR closer to CE Mark approval
- Strong, experienced management team.

05



ventracor

the heart company

05